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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              POLLO TROPICAL, INC.
                           (NAME OF SUBJECT COMPANY)

                              CARROLS CORPORATION
                          CARROLS HOLDINGS CORPORATION
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (AND ASSIGNEE INTERESTS THEREIN)
                         (TITLE OF CLASS OF SECURITIES)

                                  731513 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                  ALAN VITULI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              CARROLS CORPORATION
                         CARROLS HOLDINGS CORPORATION
                                968 JAMES STREET
                            SYRACUSE, NEW YORK 13203
                                 (315) 424-0513
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                    Copy To:
                             HOWARD S. JACOBS, ESQ.
                              WAYNE A. WALD, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                         NEW YORK, NEW YORK 10022-2585
                                 (212) 940-8800

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                                  TENDER OFFER

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Securities and Exchange Commission on June 10, 1998 and as amended and supplemented by Amendment No. 1 to Schedule 14D-1 on June 26, 1998 (as amended, the 'Statement') relating to the offer by Carrols Corporation, a Delaware corporation (the 'Purchaser'), to purchase all of the outstanding shares (the 'Shares') of common stock, par value $.01 per share (the 'Common Stock') of Pollo Tropical, Inc., a Florida corporation (the 'Company'), at $11.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1998 (the 'Offer to Purchase') and in the related Letter of Transmittal, copies of which were attached as Exhibits (a)(1) and (a)(2) to the Statement (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'). The purpose of this Amendment No. 2 is to amend and supplement Item 10(f) of the Statement as set forth below.



ITEM 10. ADDITIONAL INFORMATION



   (f) The second sentence of the first paragraph of Section 14 entitled 'Conditions of the Offer' of the Offer to Purchase is hereby amended by replacing the words 'before the acceptance of such Shares for payment or the payment therefor' with the words 'prior to the Expiration Date'.



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 30, 1998


                                          CARROLS CORPORATION
                                          By:     /s/ JOSEPH A. ZIRKMAN
                                             ----------------------------------
                                             Name: Joseph A. Zirkman
                                             Title: Vice President and General
                                                    Counsel

                                          CARROLS HOLDINGS CORPORATION
                                          By:     /s/ JOSEPH A. ZIRKMAN
                                             ----------------------------------
                                             Name:  Joseph A. Zirkman
                                             Title: Vice President and General
                                                    Counsel

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